Issuer Free Writing Prospectus, Dated March 16, 2011
Filed Pursuant to Rule 433
Relating to the Preliminary Prospectus Supplement
Dated March 9, 2011 and
Registration Statement No. 333-169651

400,000 Shares
Magnum Hunter Resources Corporation
8.0% Series D Cumulative Preferred Stock

March 16, 2011

This issuer free writing prospectus is being filed pursuant to Rule 433 of the Securities Act of 1933, as amended, and relates to the preliminary prospectus supplement filed by Magnum Hunter Resources Corporation (the “Company”) with the Securities and Exchange Commission on March 9, 2011 and the Company’s Registration Statement (File No. 333-169651).  This issuer free writing prospectus sets forth the final pricing information related to the offering of the Company’s 8.0% Series D Cumulative Preferred Stock, including the final size of the offering, which is 400,000 shares of 8.0% Series D Cumulative Preferred Stock.

PRICING TERM SHEET

Issuer:	Magnum Hunter Resources Corporation, a Delaware corporation
Securities:	8.0% Series D Cumulative Preferred Stock
Offering Size:	400,000 Shares
Best Efforts:
The underwriters are selling the shares of 8.0% Series D Cumulative Preferred Stock on a “best efforts” basis and are not required to sell any specific number or dollar amount of securities, but will use their best efforts to sell the securities offered in the prospectus supplement

Ticker/Exchange:	Anticipated to be MHR.PR.D / NYSE Amex
Amount:	$20,000,000
Public Offering Price:	$47.00 per Share
Liquidation Preference:	$50.00 per Share
Stated Dividend Rate:	8.0%, payable monthly
Equivalent Annual Payment at Stated Rate:	$4.00 per Share
Penalty Dividend Rate:	10.0%
Equivalent Annual Payment at Penalty Rate:	$5.00 per Share
Dividend Dates:	The last day of each month, except for the March 2011 partial dividend payment which will be paid at the end of April 2011
First Dividend Payment Date:	At the end of April 2011

First Optional Call Date:
March 21, 2014, unless subject to a special redemption upon a Change of Ownership or Control, in which case securities are redeemable at any point within 90 days from such Change of Ownership or Control, as described in the prospectus supplement

Voting Rights:
At all times with respect to material changes to the terms of the Shares; in addition, during the pendency of a penalty dividend period (resulting from the failure to pay dividends or maintain the listing of the Shares), the right to elect two directors, as described in the prospectus supplement

Maturity:	None (perpetual, subject to discretionary redemption by us after March 21, 2014)
Underwriting Commissions:	$940,000
Per Share Proceeds to Issuer:	$44.65 per Share or an aggregate of approximately $17.9 million
Aggregate Proceeds to Issuer:
We will receive net proceeds of approximately $17.6 million from our sale of 400,000 Shares of preferred stock in this offering, after deducting the underwriting commissions and $250,000 estimated offering expenses payable by us

Use of Proceeds:
We intend to use the net proceeds from this offering for capital expenditures, working capital, acquisitions, directly or indirectly, of oil and natural gas properties, repayment or refinancing of indebtedness, investments in our subsidiaries, or general corporate purposes, which may include among other things redeeming a portion of our outstanding equity interests.  Pending any specific application, we may initially invest funds in short-term marketable securities or apply them to the reduction of short-term indebtedness.

Trade Date:	March 16, 2011
Settlement Date:	March 21, 2011
Joint Book Running Managers:	Wunderlich Securities, Inc. and McNicoll, Lewis & Vlak LLC

THE ISSUER HAS FILED A REGISTRATION STATEMENT (INCLUDING A PROSPECTUS) WITH THE SEC FOR THE OFFERING TO WHICH THIS COMMUNICATION RELATES.  BEFORE YOU INVEST, YOU SHOULD READ THE PROSPECTUS IN THAT REGISTRATION STATEMENT AND THE OTHER DOCUMENTS THE ISSUER HAS FILED WITH THE SEC FOR MORE COMPLETE INFORMATION ABOUT THE ISSUER AND THIS OFFERING.  YOU MAY GET THESE DOCUMENTS FOR FREE BY VISITING EDGAR ON THE SEC WEBSITE AT WWW.SEC.GOV OR BY WRITTEN REQUEST TO MAGNUM HUNTER RESOURCES CORPORATION, 777 POST OAK BLVD., SUITE 650, HOUSTON, TEXAS 77056. ALTERNATIVELY, THE ISSUER, UNDERWRITER OR ANY DEALER PARTICIPATING IN THE OFFERING WILL ARRANGE TO SEND YOU THE PROSPECTUS IF YOU REQUEST IT BY CALLING TOLL-FREE 1-800-726-0557.